Exhibit 99.20

Shenzhen Branch, Bank of China
Loan Certificate

Date: June 11, 2012	Contract No.: RZ12061109074901

Applicant	Shenzhen BAK Battery Co., Ltd
Currency	RMB	Amount	3,583,145.16
Loan Term	38 days (i.e. payment due date is July 19, 2012)
Usage	To provide working capital
Annual rate	6.1425%
Loan Account of	9178390019991001	Deposit Account of	748457957368
Bank of China		Applicant in Bank of
		China

The above loan has been transferred to the applicant’s account.